Shareholder Voting Results (Unaudited)

At a special meeting held on February 18, 2010, the shareholders of the SIT International Fixed Income
Fund (the Fund), voted on the proposal listed below.
The results of the voting were as follows:

Proposal 1: With respect to the Fund, to approve an amendment to the Investment Advisory Agreement between the Advisor and the Trust, on behalf of the Fund, that would increase the management fee payable by the Fund to the Advisor for its investment advisory services.

International Fixed Income Fund
		Number of Shares	% of Outstanding
Shares	% of Shares Present
Affirmative	19,251,602.66  36.69%   72.01%
Against	6,255,847.74   11.92%   23.40%
Abstain	1,228,774.09   2.34%	4.59%
Total		19,474,137.55  50.95%	100.00%